

Mail Stop 3720

December 14, 2009

Mr. Cory Sindelar
Vice President and Chief Financial Officer
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

> **Re: Ikanos Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed March 11, 2009**
> **File No. 000-51532**

Dear Mr. Sindelar:

We have reviewed your supplemental response dated December 7, 2009 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Definitive Proxy Statement filed April 14, 2009

Executive Compensation Components, page 21

1. We have considered your response to comment one from our letter dated November 17, 2009. We note your statement that your revenue and operating margin dollar targets from your internal Annual Operating Plan are never released to the public. As previously requested, please tell us how you calculate each revenue and operating results target. Explain whether these targets consist of financial-statement line items, non-GAAP measures derived from financial-statement line items or other publicly-disclosed figures. To the extent such targets are derived from publicly-disclosed figures, please specifically address how disclosure of these targets in future filings would cause you competitive harm. Explain how competitors could use your revenue and operating margin dollar targets to recruit employees away from your company. Furthermore,

explain how competitors could use these targets "to pursue activities that are designed to prevent the Company from achieving its strategies." We note from your response that information regarding your financial targets may relate to products that are not public knowledge in terms of their life cycle and expected release dates, but it is not clear whether this analysis applies to disclosure of the targets from your internal Annual Operating Plan.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, attorney-advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director